Exhibit 99.(a)(5)(B)

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4204

SUNSTONE HOTEL INVESTORS, INC. ANNOUNCES TENDER OFFER FOR COMMON STOCK

San Clemente, CA – June 2, 2008 – Sunstone Hotel Investors, Inc. (NYSE: SHO) announced today that it will commence a modified “Dutch Auction” tender offer to purchase up to 6.2 million shares of its common stock (representing up to approximately 11% of its outstanding common shares and approximately 10% when considered together with the shares issuable upon conversion of the Company’s Series C Cumulative Convertible Redeemable Preferred Stock (the “Series C Preferred”)) at a price not less than $18.65 and not greater than $21.15 per share. The closing price of the shares on May 30, 2008, the last trading day preceding this announcement, was $19.25. The tender offer will commence on June 2, 2008 and is expected to expire, unless extended, at 12:00 midnight, Eastern Daylight Savings time, on June 27, 2008.

The Offer also constitutes an offer to purchase the Series C Preferred, as required pursuant to the terms of the purchase agreement relating to such Series C Preferred. The Series C Preferred is held by one investor and is currently convertible at the rate of one share of Common Stock for each share of Series C Preferred. Any shares of Series C Preferred purchased in the Offer will be purchased based on the shares of Common Stock underlying such Series C Preferred at the same Purchase Price per share as paid for any other Common Stock purchased in the Offer. References herein to “shares” are to shares of Common Stock and, with respect to the Series C Preferred Stock, shall include the shares of Common Stock underlying such Series C Preferred.

Ken Cruse, Chief Financial Officer, stated “We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. We feel that we have enhanced our balance sheet and improved our liquidity position through the sale of the Hyatt Regency Century Plaza, and through this offer, we intend to use a portion of the sale proceeds to repurchase shares at what we believe to be a meaningful discount to warranted value. Our management and board of directors have evaluated our operations, strategy and expectations for the future and believe that the offer is a prudent use of our financial resources given our business profile, our assets and recent market prices for our common stock.”

JP Morgan Securities Inc. is acting as the dealer manager for the tender offer. D.F. King & Co, Inc. will act as information agent for the offer and American Stock Transfer & Trust Company will act as depositary.

The modified “Dutch Auction” tender offer will allow stockholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable it to purchase 6.2 million shares, or the amount of shares actually tendered, if lower than 6.2 million. All shares accepted in the tender offer will be purchased at the same price per share. The Company will not purchase shares below a price stipulated by a stockholder. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that will be mailed to stockholders of record on or around June 2, 2008.

None of the Company’s management, its Board of Directors, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

The tender offer is not conditioned upon receipt of financing or on any minimum number of shares being tendered. The tender offer is subject to other conditions, as described in the offer to purchase.

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 45 hotels comprised of 15,354 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit the Company’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the possibility of a U.S. recession; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of acquired properties after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and other risks and uncertainties associated with our business described in the Company’s filings with the SEC. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of June 2, 2008, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Sunstone common stock. The solicitation of offers to buy shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents that the Company will file with the Securities and Exchange Commission on Monday, June 2, 2008 and will be mailed to stockholders promptly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov; and from the information agent, D.F. King & Co., Inc. at (212) 269-5550 (bankers and brokers) or (800) 735-3107 (all others).

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